82-34866


06019218




PROCESSING
SEC MAIL
RECEIVED
DEC 0 8 2006
SECTION
WASH., D.C.
152

SOLBEC
PHARMACEUTICALS LTD

RESULT OF AGM

Perth, Australia: 27 November 2006. Solbec Pharmaceuticals Ltd (ASX:SBP) held its Annual General Meeting today and all of the motions which were the subject of the Notice of Meeting were passed as resolutions. There were 28 valid proxies, incorporating 6,758,500 votes.

SUPPL

Please see below the details of proxies.

Resolution	In Favour		Against		Abstain		Chairman's Proxy
	No of Share holders	No of Votes	No of Share holders	No of Votes	No of Share holders	No of Votes	No of Votes
1	28	6,758,500	-	-	-	-	6,758,500
2	25	6,500,714	2	253,786	1	4,000	6,500,714
3	25	6,500,714	2	253,786	1	4,000	6,500,714
4	24	6,486,785	3	267,715	1	4,000	6,486,785
5	25	5,523,070	1	239,500	2	995,930	5,523,070

John Sendziuk
Company Secretary
Solbec Pharmaceuticals Ltd
Phone +61 (08) 944 67555



SOLBEC
PHARMACEUTICALS LTD

ABN 85 061 289 218

Notice of Annual General Meeting
Explanatory Memorandum
Proxy Form

Date of Meeting: **27 November 2006**
Time of Meeting: **10.30am (WST)**
Place of Meeting: **8th Floor Australian Stock Exchange Building**
2 The Esplanade
Perth
Western Australia

This is an important document. Please read it carefully. If there is any matter that you do not understand, you should contact your financial adviser, stockbroker or solicitor.

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

INSTRUCTIONS TO SHAREHOLDERS

Venue

The General Meeting of the shareholders of Solbec Pharmaceuticals Ltd will be held at:

8th Floor	**Commencing at**
Australian Stock Exchange Building	**10.30 am (WST)**
2 The Esplanade	**on 27 November 2006**
Perth	
Western Australia	

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and at the place set out above. The meeting will commence at 10.30am.

Voting by Proxy

To vote by proxy, please complete and sign the proxy form enclosed with this notice as soon as possible and either:

- return the proxy form by post to Solbec Pharmaceuticals Ltd, C/- PO Box 2142, Churchlands, Western Australia, 6018; or
- send the proxy by facsimile to the Company on facsimile number (+61 8) 9446 8777

so that it is received not later than 10.30 am (WST) on 25 November 2006.

Your proxy form is enclosed.

Bodies Corporate – Corporate Representation

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at the meeting of Shareholders. The appointment may be a standing one.

Enquiries

The Company welcomes enquiries in respect of matters covered in this Notice of Meeting and Explanatory Memorandum and attendance of shareholders at the Annual General Meeting proposed. Should you require further information please contact:

David Sparling
Phone: (+61 8) 9446 7555
Fax: (+61 8) 9446 8777
Email: david.sparling@solbec.com.au

or

The Company Secretary
John Sendziuk
Phone: (+61 8) 9336 1266
Fax: (+61 8) 9430 6744
Email: john.sendziuk@rsmi.com.au

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

Notice is given that the Annual General Meeting of shareholders of Solbec Pharmaceuticals Ltd ("Solbec" or "the Company") will be held at 8th Floor, Australian Stock Exchange Building, 2 The Esplanade, Perth, Western Australia at 10.30am (WST) on 27 November 2006.

The Explanatory Memorandum accompanying this Notice of Meeting forms part of and is deemed to be incorporated in the Notice of meeting and should be read with the Notice. There is a Glossary towards the end of the Explanatory Memorandum that defines various words and phrases used in this Notice and Explanatory Memorandum.

AGENDA

Annual Accounts

To receive and consider the annual financial report of the Company, the Directors' Report and the Independent Audit Report for the year ended 30 June 2006.

Resolution 1 - Re-election of Anthony Kiernan as a Director

To consider and, if thought fit, to pass with or without modification the following resolution as an ordinary resolution:

"To elect as a Director of the Company, Anthony Kiernan, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election."

The Company will disregard any votes cast on this Resolution by Anthony Kiernan and any associates of his. However, the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for the person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 - Adoption of Employee and Consultant Share Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

*"That, for the purposes of ASX Listing Rule 7.2, the Company approves the establishment of a plan to be called the "**Solbec Employee and Consultant Share Option Plan**" to be constituted and administered in accordance with the rules of the Solbec Share Option Plan as summarised in the attached Explanatory Memorandum."*

For the purpose of ASX Listing Rule 7.3.8 the Company will disregard any votes cast on this Resolution by the directors of the Company or any of their associates except for a director who is ineligible to participate in the Plan. However the Company will not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for the person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 - Ratification of Share Issue

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purpose of ASX Listing Rule 7.4 and all other purposes, Shareholders approve and ratify the allotment and issue of 18,549,858 Shares at 7 cents per Share and 9,274,931 Options (which options were issued at no extra cost) to 15 persons or entities approached by the Directors of the Company and on the terms and conditions set out in the Explanatory Memorandum."*

The Company will disregard votes cast on this Resolution by any person or entity or any of their associates that participated in the Issue.
However the Company need not disregard a vote if:
(a) it is cast by that person (excluded from voting) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the chairperson of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4 - Authority to Issue Shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

> *"That, for the purpose of ASX Listing Rule 7.1 and all other purposes, the Company approves the issue, within 3 months after the date of this meeting, at the discretion of the Directors of the Company, of up to 40,000,000 Shares at no less than 80% of the weighted average closing price for the relevant Share:*
>
> *(i) calculated over the last 5 days in which sales in the relevant Shares were recorded on ASX before the date of issue; or*
>
> *(ii) if the issue is to be made under a prospectus then calculated over the last 5 days in which sales in the relevant Shares were recorded on ASX before the date the relevant prospectus is signed."*

For the purpose of ASX Listing Rule 7.3.8 the Company will disregard any votes cast on this Resolution by any person or entity or any of their associates that may participate in an issue of Shares under this Resolution or any other party who may obtain a benefit except a benefit solely in the capacity of a Shareholder, if the resolution is passed.
However the Company will not disregard a vote if:
(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for the person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5 - Adoption of Remuneration Report (Non-Binding)

To consider and, if thought fit, to pass the following resolution as a **non-binding** resolution:

"That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, the Company adopts the Remuneration Report as set out in the Annual Report for the year ended 30 June 2006."

Short Explanation:

The Corporations Act provides that a resolution that the Remuneration Report be adopted must be put to a vote at a listed company's annual general meeting. Under Section 250 BR(3) of the Corporations Act the vote on Resolution 5 is advisory only and does not bind the Directors of the Company.

Notice of Annual General Meeting
Solbec Pharmaceuticals Ltd
ABN 85 061 289 218

General Business

To transact any other business that may be lawfully be brought before this meeting.

Explanatory Memorandum

The Explanatory Memorandum which accompanies and forms part of this Notice describes the matters to be considered at this Annual General Meeting.

Proxies

A Shareholder who is entitled to vote at the meeting has the right to appoint a proxy and should use the proxy form enclosed with this Notice. The proxy need not be a shareholder of the Company.

A proxy's authority to speak and vote for a member at the meeting is suspended if the member is present at the meeting.

A proxy form accompanies this Notice and is to be completed in accordance with the Notes accompanying the same.

Bodies Corporate – Corporate Representation

A Body Corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at the meetings of the Company's Shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at the meeting or in voting on a resolution.

Voting Entitlements

Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each Shareholder for the purpose of ascertaining the voting entitlements for the purposes of the Corporations Act, have set a snapshot date and that the identity of those entitled to attend and vote at the General Meeting will be as they appear in the Company's Share Register at 5.00 pm (WST) on 25 November 2006.

Dated this 24th day of October 2006
BY ORDER OF THE BOARD

John Sendziuk
COMPANY SECRETARY

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's Annual General Meeting to be held on 27 November 2006.

The Directors recommend that Shareholders read this Explanatory Memorandum before determining whether to support the resolutions or otherwise.

There is a Glossary towards the end of this Explanatory Memorandum which further defines certain words and phrases used in the Notice and this Explanatory Statement.

1. INTRODUCTION

At this Meeting the Annual Accounts for the year ended 30 June 2006 together with the Directors' Report and the Independent Audit Report will be laid before the meeting for the purposes of discussion.

In addition to the Annual Accounts, Shareholder approval is being sought for the following:

(a) the re-election of Anthony Kiernan as a Director of the Company and who has retired by rotation in accordance with the Constitution of the Company (**Resolution 1**);

(b) adoption of an Employee Share Option Plan (**Resolution 2**);

(c) ratification of the issue of Shares (**Resolution 3**);

(d) the issue of Shares to facilitate a possible future capital raising of the Company (**Resolution 4**)

and to the adoption of the Remuneration Report (**Resolution 5**).

Further information on these matters is set out below.

2. INFORMATION ON RESOLUTIONS

2.1 Resolutions 1 - Re-election of Anthony Kiernan as a Director

Resolution 1 seeks approval for the re-election of Anthony Kiernan as a Director of the Company with effect from the end of the meeting.

Under the Company's Constitution, at each Annual General Meeting one third (or if that is not a whole number, the whole number nearest to one third) of the Company's directors (excluding any Managing Director) must retire from office and seek re-election.

Mr Kiernan has retired in accordance with the Constitution and therefore needs to seek re-election. Mr Kiernan offers himself for re-election and the Directors of the Company (other than Mr Kiernan) **recommend** shareholders approve his re-election.

2.2 Resolution 2 - Adoption of Employee and Consultant Share Option Plan

Purpose

The Directors consider it appropriate to introduce a Scheme pursuant to which invited and eligible employees and consultants are issued options to acquire ordinary Shares in the Company. It is for this reason that the Directors seek shareholder approval to introduce the **Employee and Consultant Share Option Plan ("the Plan")**.

The Plan is intended to assist in the attraction and motivation of employees and consultants of the Company and its subsidiaries ("Group"). Employee and consultant incentive schemes such as the Plan are a common and effective means of motivating and improving the performance of employees, with a consequential increase in shareholder value. The Plan is designed to reward participants for past performance and also to provide an incentive for future performance.

The restrictions on exercising options under the Plan also encourages employees to remain with the Company, which improves the retention of staff and impacts positively on the Company's efficiency and profitability. For these reasons your Directors believe that the implementation of the Plan will enhance shareholder value.

The terms of the Plan are available from the registered office of the company and are summarised below.

Structure of the Plan

Under the Plan the Directors can invite employees and consultants to participate in the Plan from time to time and on the terms and conditions considered appropriate by the Board which are not inconsistent with the Plan as approved by Shareholders.

Directors are entitled to participate in the Plan however any issue of options to Directors under the Plan would require a separate shareholder approval before issue.

Subject to the Restrictions on Issue as referred to below the number of options which an Eligible Employee or Eligible Consultant is entitled to apply for shall be determined by the Directors.

Each option would be a right to subscribe for one fully paid ordinary shares in the Company. When issued following an exercise of option, the shares would rank equally with other ordinary shares of the Company. There is no issue price for the option.

The options issued under the Plan may not be transferred and quotation of the options on the Australian Stock Exchange ("ASX") will not be sought. However, the Company will apply to the ASX for official quotation of shares issued on the exercise of options.

Restrictions on Issue

The total number of options which may be issued under this Plan is limited under the Plan Rules. The Board may not issue options if the number of options on issue pursuant to the Plan or under an employee share scheme (that have neither been exercised nor lapsed) exceeds 5% of the total number of issued ordinary shares of the Company from time to time.

Exercise of Options

An option issued under the Plan is to be exercised by such date determined by the Company. Any options not exercised within the Exercise Period shall lapse and be forfeited.

Options must be exercised in multiples of 10,000 unless the holder exercises all options able to be exercised at that time.

Unless determined otherwise by the Board, options may only be exercised during the period commencing 1 day from the date of issue and prior to the date of expiry as notified by the Company.

Notwithstanding the above, all options may be exercised if takeover offers are made for all shares in the Company or there is a Change of Control Event in the Company (as defined in the Plan). Also the options may be exercised in certain circumstances where a proposed capital reconstruction of the Company is announced.

If in the opinion of the Board an Eligible Person to whom options have been issued, acts fraudulently of dishonestly or is in breach of his or her obligations to the Company, then the Board may deem any unexercised options to have lapsed and be forfeited.

In the event that the options have vested yet an Eligible Person leaves the Company they shall have three months within which to exercise any unexercised options.

Exercise Price

Options granted under the Plan will be granted free of charge. Each option will upon exercise entitle the Participant to receive one ordinary Share in the Company. The Exercise Price of each option shall be the exercise price as determined by the Board and advised to the Eligible Person at the time of invitation, provided that in no event will the Exercise Price be less than the weighted average sale price of Shares in the Company sold on ASX during the 5 Business Days prior to the date the options were issued, or such other period as determined by the Board.

Capital Reconstruction

If any reconstruction of the issued capital of the Company takes place (including any consolidation or division of shares or reduction or return of capital) the rights of optionholders will be reconstructed in accordance with the Listing Rules.

Optionholders will be precluded from participating in any rights issues, bonus issues or other equity raisings without first exercising their options.

Approvals Required

Approval of the Plan is sought pursuant to ASX Listing Rule 7.2, Exception 9. This rule provides that securities issued pursuant to an employee incentive scheme are an exception to ASX Listing Rule 7.1, provided the scheme has been approved by shareholders within the three previous years. ASX Listing Rule 7.1 provides generally that a company may not issue shares or securities convertible into shares equal to more than 15% of the company's issued capital in any 12 months without obtaining shareholder approval unless the issue fits one of the exceptions. Accordingly, shareholder approval will result in all options issued under the Plan being excluded from the restrictions in ASX Listing Rule 7.1 for three years from the date of approval. This approval will give the Company maximum flexibility for raising new capital going forward.

As noted above the issue of shares to any Director on the Plan would require a separate approval by shareholders.

Plan Rules

The above is only a summary of the main features of the Plan and the full terms are available at the registered office of the Company.

2.3 Resolution 3 - Ratification of Share Issue

ASX Listing Rule 7.1 prohibits a company from issuing equity securities (which includes ordinary shares and options) representing more than 15% of its share capital in any 12 month period without shareholder approval (subject to certain exceptions). ASX Listing Rule 7.4 allows a company to seek ratification for a permitted and prior issue of equitable securities that have been made within the 12 month period. The effect of such ratification is that the issue is then deemed to have been one to which shareholder approval has been obtained thus not counting towards the 15% referred to in this paragraph.

Resolution 3 seeks ratification of the issue of 18,549,858 Shares and 9,274,953 Options in August 2006. The Shares were issued at 7 cents and the Options were issued for no further cost and on the basis of an entitlement to 1 Option for every 2 Shares subscribed. $1,298,490 were raised from the issue and were applied to the Company's working capital and in particular to the further advancement of its Phase II clinical trials.

Pursuant to ASX Listing Rule 7.5 the following additional information is advised:

(a) the number of Shares issued was 18,549,858 and the number of Options issued was 9,274,931;

(b) the Shares were issued at 7 cents per Shares and the Options were issued for no further cost and on the basis of 2 Options for every 1 Share subscribed;

(c) the Shares ranked equally from the date of issue with all existing Shares in the Company;

(d) the Options have an exercise price of 15 cents and expire 31 August 2008. Upon exercise each Option is converted into 1 fully paid ordinary Share;

(e) the Shares and Options were allotted to 15 persons and entities whom the Directors of the Company had approached given their interest in the activities of the Company:

(f) none of the allottees are associated parties of the Directors or related entities;

(g) the purpose of the issue was to provide funds for working capital particularly in advancing the Company's Phase II clinical trials.

2.4 Resolution 4 – Authority for Share Issue

ASX Listing Rule 7.1 prohibits a company from issuing shares representing more than 15% of its share capital in any 12 month period without shareholder approval (subject to certain exceptions).

Resolution 4 seeks Shareholder approval to issue up to 40,000,000 Shares at no less than 80% of the weighted average closing price for the relevant Shares calculated over the last 5 days in which sales in the relevant Shares were recorded before the date of issue was made, on the ASX. An issue under this Resolution would not be taken into consideration in calculating the 15% referred to in the immediately preceding paragraph.

If this Resolution is approved it will enable the Directors of the Company to issue up to 40,000,000 Shares within 3 months from the date of meeting.

At the date of this Notice the Directors have made no decision to issue the Shares however consider it appropriate they have the opportunity to issue Shares in this amount if circumstances arise warranting such issue. In the absence of such approval, the Directors would be limited to issuing shares representing less than 15% of Solbec's share capital in any 12 month period without approval.

As the Company is to continue its clinical trials of Coramsine®, the Company will need to raise additional capital to meet the costs of these trials and it is for this reason that this approval is sought. The clinical trials are Phase II in Coramsine® and this in itself is an expensive exercise given the number of patients that need to be enrolled, the different number of hospitals and venues to be used and the time involved in the trials.

If an issue of Shares were to take place under this Resolution, no issue would be made to Directors or any associates or related entities thereto.

For the purpose of ASX Listing Rule 7.3.3 the following further information is provided:

(a) the Shares would not be issued for a price less than 80% of the weighted average ASX price for the relevant shares with that average calculated over the last 5 days on which sales in the Shares were recorded on ASX before the day on which the issue was made;

(b) the maximum number of Shares that would be issued under this Resolution is 40,000,000;

(c) no entity or person has been identified as an allottee of these Shares however if an issue were to be made, the allottees would be identified or selected on the basis of those considered by the Directors to be appropriate. As noted above the allottees would not include Directors of the Company, any associates or related parties thereto;

(d) the Shares would rank equally from the date of issue with all existing Shares in the Company;

(e) funds raised from such an issue would be applied to further clinical trials of Coramsine® for cancers and in particular Phase II activity trials. It is proposed that the trials would in the first instance be commenced in Australia at a cost of between A$4.5 and $5.0 million with the actual cost depending upon final trial design and patient enrolment; and

(f) as noted above no decision has been made in relation to any allotment, and if an allotment were to be made pursuant to this Resolution it would be made within 3 months of the Meeting, and it may either be in one lump amount or made progressively within that 3 month period.

Recommendation

The Directors unanimously recommend Shareholders approve this Resolution 4.

2.5 Resolution 5 – Adoption of Remuneration Report (Non-Binding)

In accordance with Section 250R(2) of the Corporations Act, the Company must put a resolution that the Director's Remuneration as set out in the Directors' Report be adopted, to the vote at the Annual General Meeting. The vote on Resolution 10 is advisory only and does not bind the Directors or the Company.

The Remuneration Report as set out in the Annual Report includes all of the information required by Section 300A of the Corporations Act, including:

(a) Board policy for determining, or in relation to, the nature and amount (or value as appropriate) of remuneration of directors, secretaries and senior managers of the Company; and

(b) the prescribed details in relation to the remuneration of each Director.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

3. SCRUTINEER and QUESTIONS and COMMENTS BY SHAREHOLDERS AT THE MEETING

Scrutineer

A representative of Solbec's external auditor, Ernst & Young, will act as a scrutineer for any polls that may be required at the meeting.

Questions and Comments by Shareholders at the Meeting

In accordance with the Corporations Act 2001, a reasonable opportunity will be given to shareholders – as a whole – to ask questions or make comments on the management of the Company at the meeting.

Similarly, a reasonable opportunity will be given to shareholders – as a whole – to ask questions to Solbec's external auditor, Ernst & Young, questions relevant to:

(a) the conduct of the audit;
(b) the preparation and contents of the audit report;
(c) the accounting policies adopted by Solbec in relation to the preparation of the financial statements; and
(d) the independence of the auditor in relation to the conduct of the audit.

Shareholders may also submit written questions to Ernst & Young if the question is relevant to the contents of Ernst & Young's audit report or the conduct of its audit of Solbec's financial report for the year ended 30 June 2006.

Written question for Ernst & Young must be received no later than 5pm (WST) on 25 November 2006. A list of those relevant questions will be made available to Shareholders attending the meeting. Ernst & Young will either answer questions at the meeting or table written answer to them at the meeting. If written answers are tabled at the meeting, they will be made available to shareholders as soon as practicable after the meeting.

Please send any written questions for Ernst & Young:

(a) by post to Solbec, PO Box 2142, Churchlands WA 6018; or

(b) by facsimile to Solbec on facsimile number (+61 8) 9446 8777.

Glossary

ASX means Australian Stock Exchange Limited (ACN 008 129 164).

Board means the board of Directors of the Company duly appointed in accordance with the Constitution of the Company.

Company means Solbec Pharmaceuticals Ltd (ACN 061 289 218).

Constitution means the constitution (formerly articles of association) of the Company.

Directors means directors of the Company.

Explanatory Statement means the explanatory statement in this Memorandum.

Meeting means the meeting convened by the Notice.

Memorandum means this document, comprising of the Notice, the Explanatory Statement and the Proxy Form.

Notice means the notice of meeting accompanying this Memorandum.

Options means options to acquire shares in the company.

Optionholder means a person registered in the Company's register as the holder of an Option as at the Record Date.

Remuneration Report means the Remuneration Report as set out in the 2006 Annual Report.

Share means an ordinary fully paid share in the capital of the Company.

Shareholder means a person registered in the Company's register as the holder of a Share.

WST means Western Australian standard time.

Solbec Pharmaceuticals Ltd
ACN 061 289 218

PROXY FORM

The Share Registrar
SOLBEC PHARMACEUTICALS LTD
PO Box 2142
Churchlands WA 6018

Facsimile: (+61) 8 9446 8777

I/We (name of shareholder) ....
of (address) ....
being a member/members of Solbec Pharmaceuticals Ltd hereby appoint ....
(name) ....
of (address) ....
and/or failing that person (name) ....
of (address) ....

or failing that person then the Chairperson of the Meeting as my/our proxy to vote for me/us and on my/our behalf at a General Meeting of the Company to be held at 8th Floor, Australian Stock Exchange Building, 2 The Esplanade, Perth, Western Australia on 27 November 2006 at 10.30 am and at any adjournment of the meeting.

Should you so desire to direct the Proxy how to vote, you should place a cross in the appropriate box(es) below:

I/We direct my/our Proxy to vote in the following manner:

		For	Against	Abstain
RESOLUTION 1	Election of Anthony Kiernan as a Director	☐	☐	☐
RESOLUTION 2	Adoption of Employee and Consultant Share Option Plan	☐	☐	☐
RESOLUTION 3	Ratification of Share Issue	☐	☐	☐
RESOLUTION 4	Authority to Issue Shares	☐	☐	☐
RESOLUTION 5	Adoption of Remuneration Report (Non-Binding)	☐	☐	☐

If no directions are given my proxy may vote as the proxy thinks fit or may abstain.

If you do not wish to direct how your proxy is to vote, please place a mark in the box. By marking this box, you acknowledge that the Chairperson may exercise your proxy even if he has an interest in the outcome of the resolution. Votes cast by him other than as proxy holder will be disregarded because of that interest. ☐

The Chairman intends to vote in favour of all Resolutions except for Resolution 1 where he will abstain due to an interest therein.

This Proxy is appointed to represent % of my voting rights,
or if two proxies are appointed Proxy No. 1 represents % and Proxy No. 2 represents % of my total votes.
My total voting rights are shares.

If the shareholder is an individual:

Signature: ____________________

Name: ____________________

Continued over page ..

Solbec Pharmaceuticals Ltd
ACN 061 289 218

If the shareholder is a company:
Affix common seal (if required by Constitution)

______________________________	______________________________
Director/Sole Director and Secretary	Director/Secretary

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. For the purposes of Regulation 7.11.37 of the Corporations Regulations, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is 10.30 am (WST), 25 November 2006.

4. To be effective, the proxy form (and any power of attorney) must be lodged at the registered office of the Company not less than 48 hours before the time of holding the meeting. The proxy may be lodged by facsimile transmission to the facsimile number at the Company's principal place of business, being (+61 8) 9446 8777.

5. A copy of the power of attorney must be lodged for any proxy appointed under a power of attorney, together with evidence of non-revocation of the power of attorney.

6. A proxy for a corporation must be appointed under the common seal of the corporation or signed in accordance with the requirements of Section 127 of the Corporations Act.

7. A proxy form is enclosed. If required it should be completed, signed and returned to the Company's principle place of business in accordance with the Instructions to Shareholders at the beginning of this Notice.